UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Jayud Global Logistics Regained Compliance with Nasdaq Listing Rule 5550(b)(1)

As previously disclosed in our current report on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2024, Jayud Global Logistics Limited (the “Company”) received a notification letter from NASDAQ on May 1, 2024, indicating that the Company was not in compliance with the NASDAQ Listing Rule 5550(b)(1).

On October 28, 2024, the Company received a letter from NASDAQ stating that based on the Company’s Form 6-K filed with the Commission on October 28, 2024, NASDAQ has determined that the Company has complied with Listing Rule 5550(b)(1).

However, in the future, if the Company fails to evidence compliance upon filing its next periodic report, it may be subject to a delisting determination, but any such determination may be appealed to a Hearings Panel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2024

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Chief Executive Officer

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